July 29, 2008

BY EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-6010
Attn: Mr. Joseph Foti
Senior Assistant to Chief Accountant

RE:	ZAP
File No. 001-32534
Form 10-KSB: For the fiscal year ended December 31, 2007
Form 10-Q: For the quarterly period ended March 31, 2008

Dear Mr. Foti:

                     In response to your letter of July 15, 2008, please review the following answers to your inquires:

Form 10-KSB: For the fiscal year ended December 31, 2007

Item 6; Management’s Discussion and Analysis of Plan of Operation

Results of Operations, page 21

1.           As a small business issuer, we believe that your MD&A disclosure should discuss changes in your financial condition and results of operations with particular emphasis on your prospectus for the future. In this regard, your disclosure should provide a qualitative and quantitative discussion of any known trends, events or uncertainties that have had or are reasonably likely to have a material impact on your net sales or income from continuing operations, so that an investor may better understand and evaluate your company and its results of operation. For example, your MD&A should not only disclose that the decline in your net sales was due to less sales of Smart Cars Americanized by ZAP, but should also clearly indicate that you have discontinued the distribution of Smart Cars due to the “interference” from Daimler Chrysler and quantify the impact. Similarly, your MD&A should discuss the underlying reasons for the significant improvement in both the gross margin realized by your Electric Consumer

Joseph Foti
Securities and Exchange Commission
July 29, 2008

Products segment and the sales recognized by your “Portable Energy” segment. In future filings please expand your MD&A disclosure to provide a more detailed quantitative and qualitative analysis of the factors affecting your results of operations, so that an investor can better assess the trends of your business.

Response: We will expand our MD&A in future filings to provide a more detailed quantitative and qualitative analysis of the factors affecting our results of operations.

2.           In addition, as each of the aforementioned examples of changes in your operating performance relates to a different segment, provide supplemental disclosure in MD&A which discusses your results of operations upon the performance of your reportable segments. Your disclosure should include a comparative analysis of each segment’s results for the periods presented. Further, to help investors better understand the contributions of your segments to your consolidated results of operations, include a general overview of i) the significant factors that affect the gross profit of each segment in terms of dollar amount and as a percentage of net sales and ii) the factors that cause each of these measures to vary among segments. As part of your response, please provide a sample of your intended expanded disclosure. Refer to Item 303(a) of Regulation S-K for further guidance.

Response: In response to your inquiry we would expand our Net sales discussion to reflect the effect of Portable Energy sales as follows; per your request this is an example of the expanded discussion of  different segments to be included in future fillings:

 Included in our net sales of $5.7 million for 2007 was approximately $875,000 or 15 % for our new Portable Energy Product Line. This is an increase of $862,000 over $13,000 of net sales for the year-ended December 31, 2006. In 2007 we introduced the full line of Portable Energy products and sold approximately $790,000 to one large retailer. We anticipate further expansion to more large retailers in 2008, which is dependent on the economy and may result in higher sales volumes.

The gross profit realized for the Portable Energy Product Line was 33% of its sales and 37% of our consolidated gross profit in 2007.

We will expand our disclosure to include all segments as in the above example.

Liquidity and  Capital Resources, page 22

3.           Per Note 10 to your financial statements, you entered into an agreement to form a joint venture with Youngman Automobile Co., Ltd. Based upon your disclosure, you have agreed to invest $49 million into the new joint venture by December 31, 2008. We note from your balance sheets that you only had cash and cash equivalent balances of approximately $4.3 million and $2.5 million as of December 31, 2007 and March 31, 2008, respectively. Furthermore, we note that you currently are not producing cash from operating activities and do not have a bank operating line of credit. Based upon the aforementioned facts, it is unclear how you intend to fulfill the investment commitment associated with your joint venture. Please expand your

Joseph Foti
Securities and Exchange Commission
July 29, 2008

disclosure in the “Liquidity and Capital Resources” section of MD&A to discuss all commitments that are reasonably likely to have a material impact on your short-term and long-term liquidity and capital resources. In addition, please disclose how you intend to generate the cash required to fulfill your commitments, including internal and external sources of funds. At a minimum, we would expect your expanded disclosure to discuss the aforementioned investment commitment and your commitment to purchase $10 million in PML wheel motors. As part of your response, please provide a sample of your intended expanded disclosure. Refer to Item 303(a) of Regulation S-K for further guidance.

Response: We will add a separate commitment footnote to our June 30, 2008 quarterly filing to provide the current status of these relationships. With respect to the joint venture with Youngman no activity has occurred since March 31, 2008. Both of the parties were seeking outside financing to fund the project, however given the tight economy, the efforts have not been successful. We also hired an outside investment firm to find acceptable funding sources with no success.

With respect to PML, we disclosed in our footnote 10 to our December 31, 2007 Form 10KSB that “we committed to an initial order of $10 million subject to terms and conditions agreed to by the parties” the major point is that they have not presented us with a working commercial product and we have not had any contact with them.  As an alternate to PML, we have made an agreement with a Chinese company to develop a similar product.

In summary, because of lack of performance by one or both parties we believe that we do not have any commitment to these arrangements.

4.           In addition, we note per your MD&A disclosure that you have invested approximately $700,000 into your newly formed joint venture with Youngman Auto Group (“Youngman”). Please tell us where your investment is reported on your balance sheet at December 31, 2007 and March 31, 2008. Also, tell us why your investment amount does not appear in the “Investing Activities” section of your statement of cash flows for the period ending December 31, 2007, when it appears that your investment was made in 2007. Further, expand your disclosure in future filings to disclose your percentage ownership in the joint venture and how you plan to account for your investment.

Response: In our MD&A disclosure under Research and Development Expenses we noted that we invested approximately $616,000 in a project with Lotus Engineering to develop two new concept cars. We believe that all funds invested in this project were properly expensed in 2007 as R&D costs since no vehicles or prototypes of vehicles have been produced. All we received were the engineering design and drawings. Therefore, no amounts were included in our assets at December 31, 2007 all funds were expensed as R&D costs. We can clarify our disclosure in the Summary of Key Accomplishments During2007 to indicate “We have invested a total of approximately $700,000 to date for engineering design and drawings for two new concept vehicles that were expensed in 2007 as R&D. We had planned to have the joint venture

Joseph Foti
Securities and Exchange Commission
July 29, 2008

with Youngman manufacture the new vehicles. However we need outside funding to be able to produce any new vehicles.

5.           Further, you have disclosed that “Detroit Electric” and “EV Holdings” are each associated with your joint venture arrangement with Youngman. Please clarify for us and in your disclosure the relationship of these entities in regard to the joint venture with Youngman.

Response: Please see answer to #3 above, there has been no activity for the joint venture. In response to your inquiry, the joint venture was initially formed as a Hong Kong company called “EV Holdings”. The name of the company was changed to “ Detroit Electric” which was a historic manufacturer ,with name recognition,of electric vehicles. It required time for us to obtain permission to use the name “Detroit Electric” and change the name of the joint venture.

Note 13 – Litigation, page 54

6.           We note that in December of 2007, you reached a settlement in the case Zap v. International Monetary Group, in connection with such settlements, you issued 387,500 shares of ZAP common stock to IMG. In addition, we note that you have reached a tentative settlement in the case ZAP v. Norm Alvis on March 4, 2008. Based upon your disclosure, it is unclear whether a liability and related expense were recognized in your financial statements with regard to either settlement. As such, please tell us and expand your disclosure to discuss i) the specific dollar amount of each settlement, ii) how the amount of the associated liability and expense were determined, including the value of any stock issued, and iii) the period in which the liability and expense were recognized. If no expense or liability was recognized with regard to either settlement, please explain why recognition was deemed unnecessary.

Response: All of our estimated legal costs including settlements were expensed in 2007 and included in accrued liabilities at December 31, 2007. In footnote 5 to our financial statements we included all legal expenses and settlements under the category of “Accrued Professional Fees” of $987,000.The settlement costs were based upon our estimate with the input of our corporate counsels handling the cases.

The 387,500 shares of common stock issued to IMG were valued at approximately $350,000 we used the closing market price of our stock on December 13, 2007.This was the date when the settlement documents were signed. The calculation was 387,500 @$.090=$348,750. We will add to our disclosure—“ ZAP issued 387,500 shares of ZAP common stock to IMG valued at approximately $350,000 which was based upon the closing market price of our stock when the settlement papers were signed. The settlement was included in our financial results for the year ended December 31, 2007.

For the Norm Alvis matter, we expensed and accrued approximately $135,000 at December 31, 2007 to account for the estimated settlement in accrued liabilities. The final settlement was not by Norm Alvis until June 2008 and totaled approximately $135,000. We valued the warrants using the Black Scholes method and the common stock at the closing market price on the date of

Joseph Foti
Securities and Exchange Commission
July 29, 2008

settlement and the motor home was expensed prior to 2007. We will add to our disclosure---The tentative settlement was valued at $135,000 and included in our financial results for the year ended December 31, 2007.

Note 14 – Segment Reporting, page 56

7.           Please include a concise description of the nature of the products or services provided by each of the indicated segments.

Response: We can expand our disclosure to include the following:

A)
 Electric Consumer products and corporate expenses represent sales of our ZAPPY 3 which is a three wheeled electric scooter and the overall corporate expenses for the company. Many of these expenses relate to the overall development of our core business, Electric Consumer Products.

B)
Portable Energy products represent the sales activity of “Recharge-it-all Batteries which are battery packs used to power or charge a wide range of mobile electronics as cellar phones, digital cameras and laptop computers. This product line was transferred to a separate company in exchange for a 50% interest.

C)
Car outlet represents the activity of a retail outlet that sells pre-owned conventional gas vehicles and advanced technology vehicles, now the Xebra a three-wheeled plug in electric vehicle to retail customers.

D)	Advanced Technology Vehicles represents the sales activity of advanced technology vehicles, now the Xebra a three-wheeled plug in electric vehicle to ZAP Dealers through-out the U.S..

8.           Please tell us and disclose the reason for a substantial portion of your results of operations being attributed to the “Electric Consumer Products” segment. In connection with this, explain the basis of your allocation of operating expenses. In particular, explain how your general and administrative expenses and other income/expense have been allocated to each of your segments.

Response: We will revise the heading for Electric Consumer Products to include “corporate expenses” also. We maintain separate accounting records for the car outlet, advanced technology vehicles and electric consumer products which include portable energy and general corporate expenses. We specifically allocate costs to segments where possible, our management also controls our business based upon this segment reporting.  Costs are directly charged to the entities such as payroll, rents etc. since they are specifically identified to that entity. Sales and

Joseph Foti
Securities and Exchange Commission
July 29, 2008

costs of sales are also attributed to each segment. The majority of the operating expenses are not specifically identified and included under consumer products which have been our core business. We are continually promoting our overall efforts as an electric consumer goods company where many expenses relate to all the business segments. The efforts for the development of new concept products is also included under this segment.

Form 10-Q: For the quarterly period ended March 31, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

General

9.           We note that the footnotes to your financial statements do not include the interim period segment disclosures required by paragraph 33 of SFAS No. 131. Please revise future filings, accordingly.

Response: We will provide the necessary disclosures in our future quarterly filings.

Note 4 – Stock-based Compensation, page 6

10.         You state that as of March 31, 2008, total unrecognized compensation cost associated with unvested employee stock options was $1.2 million, which is expected to be recognized through March 2011. In your Form 10-KSB for the fiscal year ended December 31, 2007, you stated that the total unrecognized stock-based compensation balance for unvested options was $8.9 million, which was expected to be recognized through 2010 (pages 28 and 38). Based upon the amount of stock-based compensation recognized during the quarterly period ended March 31, 2008, and the fact that no options appeared to have expired or to have been forfeited during such period, it is unclear why the unrecognized compensation expense associated with your options would only be $1.2 million as of March 31, 2008. In this regard, please reconcile between the amounts of unrecognized compensation expense disclosed as of December 31, 2007 and March 31, 2008. As part of your response, clarify whether the amount of stock compensation expense recognized in your statement of operations for the period ended March 31, 2008 was i) $249,000, as disclosed in your footnote or ii) the amounts disclosed in your statement of cash flows as “Stock-based compensation for consulting and other services” and “Stock-based employee compensation.” Please also clarify whether the $1.2 million reflected in your cash flow statement as “Stock-based compensation for consulting and other services” was included in your unrecognized stock-based compensation balance of $8.9 million at December 31, 2007.

Response: We utilize an outside independent CPA firm, other than our auditors to prepare the FAS 123R expenses for our review and our further calculations. When we researched your question it appears that we incorrectly calculated the total unrecognized stock-based compensation at December 31, 2007. The correct amount should have been approximately $1.5 million not $8.9 million. We expensed $249,000 in the first quarter of 2008 giving a remaining balance of $1.2 million at March 31, 2008. We believe that this error in the footnote disclosure at December 31, 2007 does not affect the overall results of ZAP as reported for 2007. We will pay closer attention to this disclosure in future filings.

Joseph Foti
Securities and Exchange Commission
July 29, 2008

Note 9 – Related Party Transactions

Sale of Portable Energy Product Line, page 10

11.         We note that in March of 2008, you agreed to sell 50% of your portable energy product line to Al-Yousuf LLC for $1,000,000. Per your disclosure, it appears that this sale will be completed during the second quarter of fiscal year 2008. Given that you will only own 50% of the portable energy business upon the completion of this transaction, it appears that the business may not be consolidated in future reporting periods. In this regard, please tell us and disclose your intended accounting treatment for your 50% post-sale ownership interest. We note that if the remaining 50% equity interest is to be accounted for under the equity method, such accounting treatment should not be applied retroactively to the beginning of your fiscal year. As part of your response, also tell us, and disclose in future filings, your accounting for the sale transaction, whether or not completed, including the expected impact of the transaction on your balance sheet and statement of operations Please specifically tell us the amount of any gain expected to be recognized in connection with this transaction, as well as the income statement geography where such gain is expected to be reported.

Response: No gain will be recognized on the transaction with Al-Yousuf since no sale of ZAP assets took place. There was a misunderstanding with Mr. Al-Yousuf, our investor and director from Dubai.  We disclosed there was a draft agreement in our quarterly report for March 31,2008. When the funds were received in June of 2008, Mr. Al-Yousuf  indicated that he was not buying 50 % of the portable energy product line from ZAP but rather purchasing a 50 % interest in the newly formed company called Portable Energy LLC. We transferred the assets of our Portable Energy Product Line at our historical cost of approximately $70,000 in June of 2008 to a newly formed company called  Portable Energy LLC in exchange for a 50% ownership interest. The $1 million in funds ,received 06/13/08 from Mr. Al-Yousulf were also transferred to the new company in exchange for a 50 % interest for Mr.Al Yousuf. Since the transaction was completed in June we will clarify this in our next quarterly report.

We intend to report our 50% investment in the Portable Energy LLC on an equity method since inception of the new company which is June 13, 2008.

Joseph Foti
Securities and Exchange Commission
July 29, 2008

12.         Additionally, please explain to us the material terms and conditions of the sale of the 50% interest in the portable energy business. In particular, describe for us any provisions that require that a portion of the purchase price must be returned or refunded. Further, tell us the name of who performed the independent appraisal of the portable energy business and the basis for a fair value of the business.

Response: See the previous comment where no sale of ZAP assets occurred.  There are no provisions for any of Mr. Al-Yousuf’s money to be returned since he purchased s a 50% ownership in  the new entity, Portable Energy LLC . The independent valuation of our Portable Energy product line was performed by Mr. Joseph Zerga, a Certified Public Accountant. Mr. Zerga is also a Certified Valuation Analyst by the National Association of Certified Valuation Analysts. The fair value of our entire Portable Energy Product line was determined to be approximately $2 million using a discounted future earnings approach. Mr. Al-Yousuf purchased 50 %  ownership interest for $1 million.

We at ZAP acknowledge that we are responsible for the adequacy and overall accuracy of the disclosures in our filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or further comments, please contact me at (707) 528-8658 or via fax at (707) 525-8692.

Very truly yours,
ZAP

By:	/s/ WILLIAM HARTMAN
William Hartman
Chief Financial Officer

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